August 16, 2023

Daniel Greenspan, Esq.
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)
consisting of the following new class:
 T. Rowe Price Dynamic Credit Fund—Z Class (“New Class”)

File Nos.: 002-65539/811-2958

Dear Mr. Greenspan:

The following is in response to your comment provided on August 15, 2023, regarding the Registrant’s post-effective amendment filed on June 28, 2023, to add the New Class pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Filing”). Your comment on the Filing and our response are set forth below.

Comment:

Footnote (e) to the fee table indicates that T. Rowe Price Associates, Inc. has contractually agreed to waive and/or bear all of the Z Class’ expenses, with certain exceptions. Please confirm to the Staff that any expenses waived under this arrangement are not subject to reimbursement at any time.

Response:

We confirm that any expenses waived or paid under this arrangement are not subject to reimbursement to T. Rowe Price Associates, Inc. at any time.

  * * *

The Filing and the New Class are scheduled to go effective on August 28, 2023. If you have any questions about this Filing, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/Brian R. Poole
Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.